July 11, 2024

Waqas Nakhwa
Chief Executive Officer
Blue Chip Technologies Corp.
Icon Tower, # 105
First Floor
Dubai Internet City
Dubai, UAE

       Re: Blue Chip Technologies Corp.
           Registration Statement on Form 10-12G
           Filed June 14, 2024
           File No. 000-56634
Dear Waqas Nakhwa:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Form 10-12G filed June 14, 2024
Description of Business, page 4

1. Please describe the competitive business conditions, your competitive position in the facial recognition industry, and the methods of competition. Refer to Regulation S-K Item
       101(h).
2. We note extensive discussion of facial recognition systems and your disclosure that you are focused on developing your core technologies in "artificial intelligence, computer vision, biometric analysis, and neural networks." Please indicate the products incorporating each technology in your pipeline and the stage of development of each technology. With respect to artificial intelligence, please indicate if your algorithms are proprietary or open source, and update you risk factors to reflect the relevant risks.
 July 11, 2024
Page 2
Risk Factor, page 23

3. We note on page 10 that you describe the risk of bias associated with detecting ethnicity and the importance of representative training data, but we do not see risk factor disclosure specific to the risks associated with your use of artificial intelligence in your business.
       Please expand your risk factor disclosure to address the risks specific to your use of and reliance on artificial intelligence, facial recognition, and biometric technology as the basis for your business.
Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
26

4. Certain financial information disclosed in your MD&A discussion is inconsistent with the financial statements. For example, on page 26 you disclose that you incurred $3,054,722 in operating expenses for the year ended December 31, 2023, yet your Statement of
       Operations shows operating expenses of $3,024,927. You had a decrease in operating expenses in 2023 as compared to 2022, not an increase. In addition, on page 28 you disclose you had working capital of $542,583 as of March 31, 2024, yet according to your balance sheet you had negative working capital. Please revise your MD&A discussion accordingly to ensure consistency and accuracy of financial information. Debt, page 29

5.     Please remove the duplicate table.
Balance Sheets, page F-2

6. We note your indefinite-lived intangible asset balance of $875,000 at December 31, 2023 and March 31, 2024. Given your negative cash flows from operations, accumulated deficits, and recent discontinuation of your big data analytics software development, please tell us your consideration of ASC 350-30-35-18 and 19 in determining your indefinite-lived intangible assets were not impaired.
7. The Preferred shares issued and outstanding as of December 31, 2023 and 2022, respectively, reported in the caption of your balance sheet do not agree with the reported line item amounts on the balance sheet or the information in Note 10. In addition, the number of Series A and Series B Preferred stock shares authorized, reported in the caption on your balance sheet, do not agree with the information in Note 10. Please revise accordingly. Similarly, revise the information in your interim balance sheet as necessary.
Statements of Operations, page F-3

8. We note you issued 24,000,000 shares of common stock for services valued at
       $2,928,000 and 38,944,964 shares of common stock for services valued at $7,788,933 in
       2023 and 2022, respectively. Please tell us how you determined the value of the expenses incurred and expand your disclosures to comply with the requirements of ASC 718-10-50-
       1.
 July 11, 2024
Page 3
Interim Financial Statements, page F-13

9.     Please label your interim financial statements as "unaudited."

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Crispino at 202-551-3456
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology